Exhibit 99.1

ATTUNITY LTD AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2008	December 31, 2007

	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,285	$1,321
Restricted cash	232	159
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 25 and $ 78 at June 30, 2008 and December 31, 2007, respectively)	1,304	912
Other accounts receivable and prepaid expenses	465	484

Total current assets	3,286	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	113	72
Severance pay fund	1,215	972
Property and equipment, net	460	579
Software development costs, net	4,094	4,374
Goodwill	6,524	6,361
Deferred charges, net	314	423

Total long-term assets	12,720	12,781

Total assets	$16,006	$15,657

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2008	December 31, 2007

	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$1,022	$18
Current maturities of long-term convertible debt	1,440	–
Trade payables	535	457
Deferred revenues	2,983	2,344
Employees and payroll accruals	967	876
Accrued expenses and other liabilities	959	901

Total current liabilities	7,906	4,596

LONG-TERM LIABILITIES:
Convertible debt	–	1,099
Long-term debt	1,000	2,009
Accrued severance pay	1,562	1,287

Total long-term liabilities	2,562	4,395

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 shares at June 30, 2008 and December 31, 2007; Issued and outstanding: 23,196,236 shares at June 30, 2008 and December 31, 2007	720	720
Additional paid-in capital	104,132	103,924
Accumulated other comprehensive loss	(309)	(431)
Accumulated deficit	(99,005)	(97,547)

Total shareholders’ equity	5,538	6,666

Total liabilities and shareholders’ equity	$16,006	$15,657

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,

	2008	2007	2008		2007

	Unaudited

Revenues:
Software licenses	$3,500	$3,369		$1,846	$1,683
Maintenance and services	3,201	3,361		1,579	1,727

	6,701	6,730		3,425	3,410

Operating expenses:
Cost of revenues	1,285	1,352		653	693
Research and development, net	1,449	1,974		739	1,030
Selling and marketing	3,476	4,366		1,775	1,978
General and administrative	1,279	1,408		824	740
Employment termination and offices shutdown costs	–	761		–	50

Total operating expenses	7,489	9,861		3,991	4,491

Operating loss	(788)	(3,131)		(566)	(1,081)

Financial expenses, net	(647)	(455)		(337)	(230)
Other income	3	40		3	–

Loss before income taxes	(1,432)	(3,546)		(900)	(1,311)
Taxes on income	26	35		5	14

Net loss	$(1,458)	$(3,581)		$(905)	$(1,325)

Basic and diluted net loss per share	$(0.06)	$(0.15)		$(0.04)	$(0.06)

Weighted average number of shares used in computing basic and diluted net loss per share	23,196	23,173		23,196	23,176

(*) The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in “Research and development”	$63	$84		$32	$45
Equity-based compensation expense included in “Selling and marketing”	93	107		46	41
Equity-based compensation expense included in “General and administrative”	29	199		16	105

	$185	$390		$94	$191

Net basic and diluted equity-based compensation expense, per share	$0.01	$0.02	$	*)	$0.01

*) Less than $0.01 per share

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated other comprehensive loss		Total comprehensive loss	Total shareholders’ equity
					Accumulated deficit
	Shares	Amount

Balance as of December 31, 2005	17,259,255	584	93,355	(512)	(84,127)		9,300

Private placement share issuance, net	4,800,000	112	5,565	–	–		5,677
Exercise of warrants	1,000,000	22	1,725	–	–		1,747
Exercise of employee stock options	107,676	2	170	–	–		172
Beneficial conversion feature related to price adjustment of the convertible debt following 2007 private placement share issuance	–	–	730	–	–		730
Warrants issued in consideration of credit line	–	–	264	–	–		264
Stock-based compensation	–	–	963	–	–		963
Other comprehensive loss:

Foreign currency translation adjustments	–	–	–	(57)	–	$(57)	(57)
Net loss	–	–	–	–	(6,484)	(6,484)	(6,484)

Total comprehensive loss						$(6,541)

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,611)		12,312

Exercise of employee stock options	29,305	*)	27	–	–		27
Warrants issued in consideration of credit line	–	–	495	–	–		495
Stock-based compensation	–	–	630	–	–		630
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	138	–	$138	138
Net loss	–	–	–	–	(6,936)	(6,936)	(6,936)

Total comprehensive loss						$(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,547)		6,666

Stock-based compensation	–	–	208	–	–		208
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	122	–	$122	122
Net loss	–	–	–	–	(1,458)	(1,458)	(1,458)

Total comprehensive loss						(1,336)

Balance as of June 30, 2008 (unaudited)	23,196,236	720	104,132	(309)	(99,005)		5,538

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2008	2007

	Unaudited

Cash flows from operating activities:
Net loss from continued operations	$(1,458)	$(3,581)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	136	190
Stock based compensation	186	390
Amortization of deferred expenses	109	97
Amortization of debt discount	340	339
Amortization of software development costs	755	674
Increase (decrease) in accrued severance pay, net	27	(68)
Decrease (increase) in trade receivables	(358)	1,497
Decrease in other accounts receivable and prepaid expenses	45	156
Increase in long-term prepaid expenses	(41)	(7)
Increase (decrease) in trade payables	62	(75)
Increase in deferred revenues	612	602
Increase in employees and payroll accruals	113	5
Decrease in accrued expenses and other liabilities	(56)	(114)
Capital loss from sale of property and equipment	–	4

Net cash provided by operating activities from continued operations (reconciled from continuing operations)	472	109
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)	–	33

Net cash provided by operating activating	472	142

Cash flows from investing activities:
Restricted cash, net	(72)	3
Purchase of property and equipment	(17)	(48)
Capitalization of software development costs	(453)	(550)

Net cash used in investing activities	(542)	(595)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	–	27
Receipt of long-term debt, net	–	1,983
Repayment of long-term debt	(5)	–
Repayment of short-term debt	–	(2,011)

Net cash used in financing activities	(5)	(1)

Foreign currency translation adjustments on cash and cash equivalents	39	54

Decrease in cash and cash equivalents	(36)	(400)
Cash and cash equivalents at the beginning of the period	1,321	5,080

Cash and cash equivalents at the end of the period	$1,285	$4,680

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$95	$87

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	$22	$23

Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	$–	$495

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:-	GENERAL

a.

Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively - “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software as well as platform software for event-driven composite applications. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator; APTuser - a database retrieval and production report generator; and Mancal 2000 - a logistics and financial application software package.

b.

During 2007 the Company performed several restructuring activities, in order to improve its financial strength. The Company is planning to raise additional capital to ensure its current operations and also approved a tentative cost reduction plan to ensure it has the financial resources to support its operations until December 31, 2008. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities, reduction of research and development activities and sale or discontinue of certain activities. In order for such plan to be effective it will have to be implemented in a timely manner.

	c.	Employment termination and offices shutdown costs:

During March 2007, the Company decided to close its offices and terminate the employment of all its employees in France and Australia. As a result of the dismisal of its workforce the Company recorded a $761 charge to operating expenses in the six months ended on June 30, 2007.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007 included in the Company’s Annual Report on Form 20-F.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.

The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company believes that it complies with the exception as listed in SAB 110, and as a result, expected to continue using the simplified method in 2008.

	c.	Reclassification:

Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation.

	d.	For further information, refer to the consolidated financial statements as of December 31, 2007.

NOTE 4:-	ACCOUNTING FOR STOCK BASED COMPENSATION

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market value for non-qualified options. Under the terms of the Plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 4:-	ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become again available for future grants. During the six months ended June 30, 2008, the Company granted 1,520,500 options to employees under the 2001 and 2003 option plans.

In conjunction with the adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term. Expected pre-vesting forfeitures were estimated based on management assessments of expected forfeitures. The expected option term was calculated using the “simplified” method permitted by SAB 110.

The fair value estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for the six months ended June 30, 2008:

Six months ended June 30, 2008

Unaudited

Risk free interest	3.1%
Dividend yields	0%
Volatility	64.7%
Expected life (in years)	4

The following is a summary of the Company’s stock options granted among the various plans:

	Number of options	Weighted Average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at December 31, 2007	3,959	$1.57
Granted	1,521	0.40
Exercised	–	–
Canceled or forfeited	(206)	1.28

Outstanding at June 30, 2008 (unaudited)	5,274	$1.24	4.51

Exercisable at June 30, 2008 (unaudited)	2,194	$2.33	3.86

The outstanding, exercisable, vested and expected to be vest options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:-	MAJOR CUSTOMERS

Sales to major customers representing more than 10% of total revenues are as follows:

	Six-months ended June 30

	2008	2007

Customer A	1.9%	24.9%

Customer B	17.4%	–%

NOTE 6:-	CREDIT LINE

On January 31, 2007, the Company entered into a Loan Agreement (the “Loan Agreement”) with Plenus Technologies Ltd. and its affiliates (“Plenus” or “the lender”), whereby Plenus provided a $ 2,000 loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), will lend an additional $ 1,000. The date on which the additional $ 1,000 will be provided is referred to as the Second Closing and has lapsed without utilization of aforementioned additional amount by the Company.

The outstanding $ 2,000 loan amount is due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis.

In addition, the Company issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to adjustments.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 375 was recorded as deferred charges, and amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions at grant date: risk-free interest rate of 4.9%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 73.8%, and an expected life of 5 years.

As part of the Loan Agreement, the exercise period of warrants previously issued to Plenus was extended such that their exercise period will lapse on January 30, 2012. The fair value of the warrant extension, in the amount of $ 120 was recorded in 2007 financial reports as deferred charges, and is amortized over the term of the loan.

In order to secure the Company’s obligations and performance pursuant to the Loan Agreement, the Company recorded a first priority fixed charge in favor of Plenus on all of its intellectual property, and a first priority floating charge on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lender.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt (herein “Promissory Note”) in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expired in May 4, 2007 without being exercised.

In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded as additional paid-in-capital) based on the relative fair values of the two securities at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

In addition, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt.

In September 2006, the Company raised $ 6,000 in a private placement by selling 4,800,000 of its Ordinary shares, at $ 1.25 per share. According to the terms of the Convertible Promissory Note, the conversion price was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

According to EITF 00-27, the aforementioned accounting treatment resulted in an incremental debt discount of $ 730. The discount is amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt.

During the six months ending June 30, 2008 and 2007, the Company recorded financial expenses in the amount of $ 340, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as “deferred charges”. These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	CONVERTIBLE DEBT AND DETACHABLE WARRANTS (Cont.)

As of June 30, 2008, no shares were issued pursuant to debt conversion or exercise of the warrants.

As of June 30, 2008 the Convertible Promissory Note was classified to short term liabilities since the stated redemption date of the debt is due within one year.

NOTE 8:-	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities had no effect on the Company’s existing fair-value measurement practices but requires disclosure of a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices included in level 1 above that are observable for the asset or liability, either directly or indirectly; and, Level 3 – unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

The carrying amount of debt outstanding pursuant to credit agreements approximates fair value as interest rates on these instruments approximate current market rates (level 2 criteria).

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

          Revenues. Total revenues in the first six months of 2008 and 2007 remained at the same level of $6.7 million. There was an increase of 2.9% in license revenues, which increased to $3.5 million in the six month of 2008 from $3.4 million in the first six months of 2007. Maintenance and support revenues decreased by 3.0% to $3.2 million in the first six months of 2008 from $3.3 million in the six month of 2007.

          Cost of Revenues. Our cost of revenues decreased by 7.1% to $1.3 million in the first six months of 2008 from $1.4 million in the first six months of 2007, primarily due to the termination of employees in France and Australia, a cost reduction plan implemented in the fourth quarter of 2007 and reduction in our professional services operation. This decrease was offset by higher amortization of capitalized software development costs in the first six months of 2008 compared to the first six months of 2007.

          Research and Development, Net. Total research and development costs, before capitalized software costs, decreased by 24.0% to $1.9 million in the first six months of 2008 from $2.5 million in the first six months of 2007. This decrease is primarily due to a cost reduction plan implemented in the fourth quarter of 2007. This decrease was partially offset by the USD cost increase due to the devaluation of the US Dollar against the New Israeli Shekel. Capitalized of software developments costs in the first six months of 2008 were $452,000 compared to $551,000 in the first six months of 2007. As a result of the foregoing, net research and development costs decreased 26.3% to $1.4 million in 2008 from $1.9 million in the same period in 2007.

          Selling and Marketing. Selling and marketing expenses decreased by 20.5% to $3.5 million in the first six months of 2008 from $4.4 million in the first six months of 2007. This decrease is attributed mainly to the termination of employees in France and Australia and a cost reduction plan implemented in the fourth quarter of 2007.

          General and Administrative. General and administrative expenses decreased by 7.1% to $1.3 million in the first six months of 2008 from $1.4 million in the first six months of 2007. This decrease is attributed mainly to the termination of senior officers, lower equity based costs and costs related to an aborted public offering in Israel in the first six months of 2007. The decrease was partially offset by costs of $363,000 related to our former CEO retirement in the first six months of 2008.

          Employment termination and offices shutdown costs. During March 2007, we closed our offices in France and Australia and terminated the employment of all of our employees in these locations. As a result, we recorded a $761,000 charge to operating expenses in the first six months of 2007.

          Operating Loss. Based on the foregoing, we recorded an operating loss of $0.8 million in the first six months of 2008 compared to $3.1 million in the first six months of 2007.

          Financial Expenses, Net. Financial expenses, net, were $647,000 in the first six months of 2007 compared to $455,000 in the first six months of 2007. These expenses are mainly attributable to amortization of debt discount, amortization of deferred expenses, and interest on $2 million of convertible debt due May 2009 and a $2 million loan due starting from January 2009.

          Taxes on Income. Income taxes for the first six months of 2007 were $26,000 compared with $35,000 in the first six months of 2007.

          Equity based compensation. Total equity-based compensation expenses amounted to $0.2 million and $0.4 million for the first six months of 2008 and 2007, respectively.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

Liquidity and Capital Resources

          As of June 30, 2008, we had $1.5 million in cash, cash equivalents and restricted cash. As of June 30, 2008, we had a $2 million loan from Plenus Technologies Ltd. (“Plenus”). In addition, we had a bank line of credit of approximately $0.2 million, which was unused.

          Net cash provided by operating activities was $472,000 in the first six months of 2008 compared to $142,000 of net cash used in operating activities in the first six months of 2007. Net cash used in investing activities was $542,000 in the first six months of 2008 and $595,000 in the same period in 2007, which funds were used primarily for software development costs and purchase of property and equipment. Net cash used in financing activities was $5,000 in the first six months of 2008 reflecting repayment of long term loan, compared to $1,000 used in financing activities in the same period in 2007.

          Our principal commitments as of June 30, 2008 consist of obligations outstanding under operating leases. Our capital expenditures were approximately $17,000 in the six months ended June 30, 2008 compared to $48,000 in the six months ended June 30, 2007. The majority of our capital expenditures during the first six months of 2008 were for purchase of equipmentand software. As of June 30, 2008 we did not have significant capital spending or purchase commitments.